

September 3, 2009

Mr. David S. Elkouri
Executive Vice President, General Counsel and Secretary
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
Houston, TX 77002

> **Re: Petrohawk Energy Corporation**
> **Amendment No. 1 to Form S-4**
> **Filed August 28, 2009**
> **File No. 333-158614**

Dear Mr. Elkouri:

We have limited our review of your filings to the issues we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. It has come to our attention that Exhibit 10.1 to the Form 8-K that you filed on September 15, 2008 omits the annexes, exhibits and schedules to that Exhibit. Exhibits are required to be filed in their entirety pursuant to item 601(b)(10) of Regulation S-K. Amend that Exhibit to file the omitted items or tell us why you believe those items are not required to be filed.

Closing Comments

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provide any requested supplemental information. Detailed cover letters greatly facilitate

our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Douglas Brown at (202) 551-3265 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: William Heller
        (713) 654-1871